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                        December 26, 2023

       Claire de Saint Blanquat
       Vice President, Legal & Corporate
       Innate Pharma SA
       117 avenue de Luminy
       13009 Marseille, France

                                                        Re: Innate Pharma SA
                                                            Registration
Statement on Form F-3
                                                            Filed December 20,
2023
                                                            File No. 333-276164

       Dear Claire de Saint Blanquat:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Linda Hesse